

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 22, 2013

<u>Via Email</u>
Herb Duerr
President and Chief Executive Officer
Dakota Gold Corp.
701 N. Green Valley Parkway, Suite 200
Henderson, Nevada, 89074

> **Re: Dakota Gold Corp.**
> **Form 10-K for the fiscal year ended April 30, 2012**
> **Filed July 23, 2012**
> **File No. 000-53630**

Dear Mr. Duerr:

We have completed our limited review of your filing as of March 14, 2013. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Mark P. Shuman

Mark P. Shuman
Branch Chief – Legal

cc: <u>Via Email</u>
        Scott D. Olson, Esq.